Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 19, 2010

Relating to Prospectus dated February 4, 2009 and the

Preliminary Prospectus Supplement dated February 18, 2010

Registration Statement No. 333-156459

Capstone Turbine Corporation

This issuer free writing prospectus relates only to the securities described below and should be read together with the prospectus dated February 4, 2009 and a preliminary prospectus supplement dated February 18, 2010 (collectively, the “Prospectus”) pursuant to the Registration Statement on Form S-3 (File No. 333-156459) relating to these securities. The Registration Statement and the Prospectus included therein can be accessed through the following links: http://www.sec.gov/Archives/edgar/data/1009759/000110465908078407/a08-30968_1s3.htm
http://www.sec.gov/Archives/edgar/data/1009759/000110465910007868/a10-4140_1424b5.htm

The following information supplements and updates the information contained in the Prospectus with respect to the offering of these securities and certain other matters.

Issuer:	Capstone Turbine Corporation (Nasdaq Global Market: CPST)

Securities Offered:	Common Stock, par value $0.001 per share

Number of Shares Offered:	38,095,239 shares of Common Stock (excluding option to purchase up to 5,714,284 additional shares to cover over-allotments, if any)

Over-allotment Option

The issuer has granted the underwriter an option for a period of 30 days from the date of the prospectus supplement to purchase up to a total of 5,714,284 additional shares of our common stock at the public offering price per share, less the underwriting discounts and commissions, to cover any over-allotments.

Price per Share:	$1.05

Estimated Net Proceeds:	$36.8 million (excluding the proceeds from the underwriter’s option to purchase additional shares, if any, to cover any over-allotments)

Dilution:

Dilution per share to investors participating in this offering will equal $0.83 based on our net tangible book value as of December 31, 2009 after giving effect to the sale of 38,095,239 shares of common stock in this offering (assuming no exercise of the underwriter’s over-allotment option) at a public offering price of $1.05 per share and after deducting underwriter’s discount and commission and estimated offering expenses payable by us.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer and the underwriter participating in the offering will arrange to send you the prospectus, without charge, if you request it by directing a request to: Capstone Turbine Corporation, 21211 Nordhoff Street, Chatsworth, California 91311 or by phone by calling (818) 734-5300.